THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 14, 1997 PURSUANT TO A RULE 201 HARDSHIP EXEMPTION.


                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                           SCHEDULE 13G
              Under The Securities Exchange Act of 1934

                  McCormick & Company, Incorporated

 ......................................................................

                         (Name of Issuer)


                          Common Stock

 ......................................................................

                  (Title of Class of Securities)



 .............................579780107................................

                          (CUSIP Number)



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

______________________________________________________________________


1) Name of Reporting Person S.S. or IRS Identification Nos. of
         Reporting Persons

	                      Mary D. McCormick

2) Check the Appropriate Box if a Member of a Group

             	(a)


             	(b)



3) SEC use only



4) Citizenship or Place of Organization:   United States


Number of Shares Beneficially Owned by Each Reporting Person with:


(5)  Sole Voting Power:  609,012

(6)  Shared Voting Power: 0

(7)  Sole Dispositive Power: 609,012

(8)  Shared Dispositive Power: 0

9) Aggregate Amount Beneficially Owned by Each Reporting Person: 609,012

10) Check if the Aggregate Amount in Row (9) Excludes certain shares

11) Percent of Class Represented by Amount in Row 9:       5.3%

12) Type of Reporting Person:       IN


                          Item 1(a)


Name of Issuer:   McCormick & Company, Incorporated



                          Item 1(b)


Address of Issuer's Principal Executive Offices:   18 Loveton
           Circle, Sparks, Maryland 21152



                           Item 2(a)


Name of Person Filing:    Mary D. McCormick



                           Item 2(b)


Address of Principal Business Office or, if none, Residence:
      830 W. 40th Street, Baltimore, Maryland 21211



                           Item 2(c)


Citizenship:   United States



                           Item 2(d)



Title of Class of Securities:   Common Stock



                           Item 2(e)


CUSIP Number:



                            Item 3



Not Applicable


                           Item 4


Ownership:


(a) Amount Beneficially Owned:  609,012 shares of Common Stock

(b)  Percent of Class:   5.3%



(c)  Number of Shares as to which such person has:


     (i)  sole power to vote or direct the vote:    609, 012


    	(ii)  shared power to vote or direct the vote:   0


    	(iii) sole power to dispose or to direct the disposition:  609,012


     (iv) shared power to dispose or to direct the disposition:   0



                            Item 5


Ownership of Five Percent of Less of a Class.

	  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following   [   ].



                             Item 6


Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.



                              Item 7


Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company.


Not Applicable.



                              Item 8


Identification and Classification of Members of the Group.


Not Applicable.



                               Item 9



Notice of Dissolution of Group.


Not Applicable.



                               Item 10



Certification.


	 By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



Signature.


	 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:	February 14, 1997






Signature: /s/Mary D. McCormick

Name:  Mary D. McCormick